Exhibit 99.2

DESTINATION

MATERNITY

CORPORATION

232 Strawbridge Dr., Moorestown, NJ 08057 ◆ 856.291.9700 ◆ destinationmaternitycorp.com

Ronald J. Masciantonio

direct dial: (856) 291-9900

rmasciantonio@DestinationMaternity.com

October 3, 2017

BY FEDERAL EXPRESS

Pierre Mestre, Chairman Orchestra-Prémaman S.A. ZAC Saint-Antoine 200 avenue des Tamaris 34130 SAINT AUNES France	Fons Mangen, Director Carine Reuter-Bonert, Director Yeled Invest S.à r.l. 318 Rue de Neudorf L-2222, Luxembourg

Re:	Claim under Section 16(b) of the U.S. Securities Exchange Act of 1934

Ladies and Gentlemen:

Enclosed please find a copy of a letter (the “Demand Letter”), dated September 28, 2017, from the law firm of Hunter & Kmiec to the Board of Directors of Destination Maternity Corporation (the “Company”). The Demand Letter identifies purchases and sales in Company common stock by Orchestra-Prémaman S.A. (“Orchestra”) and Yeled Invest S.à.r.l. (“Yeled”) that occurred within a six-month period and that appear to have triggered a requirement that Orchestra and Yeled disgorge all profits to the Company resulting from those transactions pursuant to Section 16(b) of the U.S. Securities Exchange Act of 1934 (“Section 16(b)”).

Upon a review of the disclosures in the Schedule 13D and amendments thereto filed by Orchestra and Yeled with the Securities and Exchange Commission (the “SEC”), the assertions in the letter appear to be valid, and it would thus appear that Orchestra and Yeled have engaged in short-swing trading resulting in profits that are required to be disgorged and paid over to the Company pursuant to Section 16(b). In addition, it appears that Orchestra and Yeled have failed to file any Form 3 or Forms 4 with the SEC reporting the acquisition of greater than 10% of the Company’s common stock and all subsequent transactions in Company equity securities, as required by Section 16(a) of the U.S. Securities Exchange Act of 1934.

We request that Orchestra and Yeled report to us details of all acquisitions and dispositions of Company equity securities, commencing with the transaction that resulted in either Orchestra or Yeled acquiring beneficial ownership (within the meaning of Rule 16a-1(a)(1)) in excess of 10% of the Company’s common stock. Based on your Schedule 13D filings, this date appears to be no later than December 9, 2015. For ordinary brokerage

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Orchestra-Prémaman S.A.

Yeled Invest S.à.r.l

October 3, 2017

transactions and the sale from Orchestra to Yeled that was completed on May 2, 2016, the requested details include the date, the number of shares acquired or disposed of, and the per share price paid or received.

We note that in the Schedule 13D amendment filed by Orchestra with the SEC on May 2, 2016, a Share Transfer Agreement is attached which reflects the sale of shares by Orchestra to Yeled, as well as the grant of an option by Yeled to Orchestra to reacquire the shares within a 24-month period. We request an explanation of the details of the underlying sale and option transaction between Orchestra and Yeled.

We further request your analysis of whether the purchases and sales that occurred within a six-month period triggered a profit that is required to be disgorged under Section 16(b), and if so, we request a calculation of the amount of such profit as well as immediate payment of such profit to the Company as required under Section 16(b). The Company will take your analysis into account but will not be bound by your analysis, and any payment made by you will not foreclose the right of the Company to demand additional amounts if our analysis of the transactions engaged in by Orchestra and Yeled in Company equity securities yields a higher calculation of disgorgeable profit.

Sincerely,

/s/ Ronald J. Masciantonio
Ronald J. Masciantonio
Executive Vice President & Chief Administrative Officer